

News Release

Sun Life

Sun Life to host 2026 Annual Meetings on May 6, 2026

TORONTO, ON – (March 24, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual and Special Meeting of common shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada will be held on Wednesday, May 6, 2026. Shareholders and voting policyholders are invited to participate online or in person.

The Company also announced that its 2025 Annual Report and its Notice of Annual and Special Meeting and Management Information Circular for the 2026 Annual and Special Meeting are now available.

Annual and Special Meeting of Shareholders and Annual Meeting of Voting Policyholders
Shareholders and voting policyholders can attend the meeting online or in person at Sun Life's global headquarters in Toronto. They will have the opportunity to ask questions and vote on a number of important matters regardless of whether they attend online or in person.

Shareholders and voting policyholders are advised to periodically check the Annual Meetings page on sunlife.com in advance of the meeting for updated information.

Date:	Wednesday, May 6, 2026
Time:	5:00 p.m. ET
Online:	meetings.lumiconnect.com/400-804-248-487 Password: sunlife2026 (case sensitive)
In Person:	1 York Street, 35th floor Toronto, Ontario

For detailed instructions on how to join the webcast and vote at the online meeting, shareholders should refer to the 2026 Management Information Circular and voting policyholders should refer to the 2026 Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are **encouraged to vote in advance** by one of the methods described in the 2026 Management Information Circular or 2026 Information for Voting Policyholders' Booklet, as applicable, by Monday, May 4, 2026 at 5:00 p.m. ET.

Meeting Materials
The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:

- SEDAR+ at sedarplus.ca
- EDGAR at sec.gov/edgar
- Our transfer agent's website at meetingdocuments.com/TSXT/slf
- Our website at sunlife.com/2026agm and sunlife.com/AnnualReport

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company's transfer agent at the link above.

The meeting materials for Sun Life Assurance Company of Canada will begin to be distributed to voting policyholders on March 30, 2026 and can be accessed electronically from March 30, 2026 on:

- Our transfer agent's website at meetingdocuments.com/TSXT/sla
- Our website at sunlife.com/2026agm

2025 Annual Report
The 2025 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of $1.60 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com